UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
April 27, 2010

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)

On April 27, 2010, Washington Trust Bancorp Inc. (the "Corporation") held its Annual Meeting of Shareholders during which director Neil H. Thorp retired from the Corporation's Board of Directors.

Pursuant to the Corporation's by-laws, any director who reaches his or her 70th birthday agrees to resign from the Board of Directors as of the next Annual Meeting of Shareholders following such director's 70th birthday.

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) The Annual Meeting of Shareholders was held on April 27, 2010. On the record date of February 26, 2010 there were 16,067,509 shares issued, outstanding and eligible to vote, of which 13,435,440 shares, or 83.6%, were represented at the Annual Meeting either in person or by proxy.

(b) The results of matters voted upon are presented below:
   i. Election of Directors to Serve Until 2013 Annual Meeting: Barry G. Hittner, Esq., Katherine W. Hoxsie, CPA, Edward M. Mazze, Ph.D., Kathleen E. McKeough and John C. Warren were nominated and duly elected to hold office as Directors of Washington Trust Bancorp, Inc., each to serve a term of three years and until their successors are duly elected and qualified, by the number of votes set forth opposite each person's name as follows:

	Term	Votes For	Votes Withheld	Broker Non-votes
Barry G. Hittner, Esq.	3 years	9,625,923	522,360	3,287,157
Katherine W. Hoxsie, CPA	3 years	9,634,713	513,570	3,287,157
Edward M. Mazze, Ph.D.	3 years	9,636,222	512,061	3,287,157
Kathleen E. McKeough	3 years	9,630,868	517,415	3,287,157
John C. Warren	3 years	9,634,552	513,731	3,287,157

The following additional persons continued as Directors of Washington Trust Bancorp, Inc. following the Annual Meeting:

Steven J. Crandall
Joseph J. MarcAurele
Victor J. Orsinger II, Esq.
Patrick J. Shanahan, Jr.
Gary P. Bennett
H. Douglas Randall III
John F. Treanor

   ii. A proposal for the ratification of KPMG LLP to serve as independent registered public accounting firm of the Corporation for the current fiscal year ending December 31, 2010 was passed by a vote of 13,329,785 shares in favor, 93,767 shares against, with 11,888 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: May 3, 2010

By: /s/ David V. Devault
David V. Devault
Executive Vice President, Chief Financial Officer and Secretary